

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 6, 2012

Via E-mail
Josee Guibord
Director of Corporate Legal Services
Brookfield Renewable Energy Partners L.P.
73 Front Street
Fifth Floor
Hamilton HM 12, Bermuda

Re: Brookfield Renewable Energy Partners L.P.
Amendment No. 2 to Registration Statement on Form 20-F
Filed August 20, 2012
File No. 001-35530

Dear Ms. Guibord:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Consolidated Financial Statements as at December 31, 2011 and December 31, 2010 and for the Years Ended December 31, 2011, 2010 and 2009

2. Significant Accounting Policies, page F-10

(b) Basis of Presentation, page F-10

1. Please tell us in detail why the redeemable partnership units of BRELP held by Brookfield Asset Management are not reflected as non-controlling interests in your subsidiary, as these units appear to represent equity in BRELP not attributable to the parent, Brookfield Renewable Energy Partners L.P. Please address your consideration of paragraphs 27 and 28 of IAS 27 as well as paragraph 19 of IAS 27 which indicates that non-controlling interests are based on present ownership interests and do not reflect the possible exercise or conversion of potential voting rights. If you believe the redeemable

partnership units do not represent non-controlling equity interests in your subsidiary because the units represent a liability as opposed to equity interest of BRELP on a stand-alone basis, please explain in detail the basis for your position. In this regard, we note the IFRS Conceptual Framework states the following in paragraph 4.4: "equity is the residual interest in the assets of the entity after deducting all its liabilities." Tell us whether you view the redeemable partnership units as such a residual interest in BRELP, indicating why or why not. Notwithstanding the preceding, please refer to paragraph 4.6 of the IFRS Conceptual Framework which states that "[i]n assessing whether an item meets the definition of an asset, liability or equity, attention needs to be given to its underlying substance and economic reality and not merely its legal form" and tell us how you concluded the redeemable partnership units do not represent, in substance, a non-controlling interests in a consolidated subsidiary.

Unaudited Consolidated Financial Statements as at June 30, 2012 and for the Three and Six Months Ended June 30, 2012 and 2011

2. Significant Accounting Policies, page F-64

(d) Revisions to Previously Reported Comparative Figures, page F-65

2. With reference to paragraph 49 of IAS 8, please tell us your consideration of disclosing the impact of the revisions on previously reported basic and diluted loss per share. Additionally, please label the face of the interim financial statements as at and for the six months ended June 30, 2011 as restated.

You may contact Robyn Manuel, Staff Accountant, at (202) 551-3823 or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Leslie, Staff Attorney, at (202) 551-3876, Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Catherine T. Brown for

Mara L. Ransom
Assistant Director

cc: Christopher A. Roehrig
Torys LLP